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                     June 10, 2024

       Atish Shah
       Executive Vice President, Chief Financial Officer and Treasurer Xenia Hotels & Resorts, Inc.
       200 S. Orange Avenue, Suite 2700
       Orlando, FL 32801

                                                        Re: Xenia Hotels &
Resorts, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-36594

       Dear Atish Shah:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction